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                                              Filed Pursuant to Rule 425
                                              Registration #333-88609
                                              Filed by Markel Holdings Inc.
                                              Companies subject of the offering:
                                              Terra Nova (Bermuda) Holdings Ltd.
                                              Markel Corporation

Markel and Terra Nova Announce Definitive Agreement
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RICHMOND, VIRGINIA and HAMILTON, BERMUDA, January 31, 2000 - Markel Corporation
(NYSE: MKL) and Terra Nova (Bermuda) Holdings Ltd. (NYSE: TNA) jointly announced that they have entered into definitive agreements with respect to the previously announced revised terms of their merger agreement and that the revised transaction has been approved by their respective Boards of Directors.

Under the revised agreement, Terra Nova shareholders would be entitled to receive, for each ordinary share, $13.00 in cash, 0.07027 of a common share of a new holding company and 0.07027 of a contingent value right ("CVR"). The contingent value right is intended to increase the likelihood that a Terra Nova shareholder will be able to realize a minimum value of $185 for each holding company share received. Each Markel shareholder would continue to be entitled to receive for each common share, one common share of the new holding company. Upon completion of the transaction the holding company will be renamed Markel Corporation. In addition, the companies have agreed that no dividend will be paid by Terra Nova in the first quarter.

Shareholder Meetings, currently scheduled for February 10, 2000, will be adjourned to a later date, to be announced, to consider the revised transaction.

Markel Corporation markets and underwrites specialty insurance products and programs to a variety of niche markets. In each of these markets, the Company seeks to provide quality products and excellent customer service so that it can be a market leader. The financial goals of the Company are to earn consistent underwriting profits and superior investment returns to build shareholder value.

Terra Nova (Bermuda) Holdings Ltd. is the holding company for five wholly owned operating entities -- Terra Nova Insurance Company Limited in the UK, Terra Nova (Bermuda) Insurance Company Ltd., Corifrance in Paris, and Terra Nova Capital Limited and Octavian Syndicate Management Limited which manages six Lloyd's syndicates in which the Company has a participation. Through these companies, Terra Nova underwrites a diverse property, casualty, marine and aviation insurance and reinsurance business on a worldwide basis.

Forward-looking statements contained in this press release are made under "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. The proposed transaction is still subject to shareholder approval. Failure or delay in obtaining that approval could have a material effect on the transaction. Other risk factors and cautionary statements will be set forth in the revised proxy statement/prospectus related to the transaction and/or in Markel's and Terra Nova's periodic reports filed with the Securities and Exchange Commission.

Investors are urged to read the amendment to Markel Holdings' Registration Statement on
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Form S-4 to be filed with the Securities and Exchange Commission because it will contain important information. The joint proxy statement/prospectus included in the Markel Holdings' Registration Statement on Form S-4 includes the identity of the participants in the solicitation and a description of their direct or indirect interests. Investors can get these documents when filed for free at the SEC's web site at http://www.sec.gov.
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CONTACTS:

Markel Corporation: Steven A. Markel, 804-747-0136
Terra Nova (Bermuda) Holdings Ltd.: John J. Dwyer, 441-292-7731